Rule 3.8A

Appendix 3E

SEC FILE #82-1852

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

SUPPL

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ATLAS PACIFIC LIMITED	32 009 220 053

We (the entity) give ASX the following information.

06016937

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	Date Appendix 3C was given to ASX	**25th July 2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*383,000*	*31,980 **
4	Total consideration paid or payable for the shares	*$116,104.20*	*$9,977.76*

* Shares purchased via ADR's on NASDAQ

9/19

Rule 3.8A

Appendix 3E

SEC FILE #82-1852

Daily share buy-back notice (*except* minimum holding buy-back and selective buy-back)

Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/9/99. Origin: rule 3.6, Appendix 7C. Amended 30/9/2001.

Name of entity	ABN
ATLAS PACIFIC LIMITED	**32 009 220 053**

We (the entity) give ASX the following information.

Information about buy-back

1	Type of buy-back	**On market buy-back**
2	Date Appendix 3C was given to ASX	**25th July 2006**

Total of all shares bought back, or in relation to which acceptances have been received, before, and on, previous day

		Before previous day	Previous day
3	Number of shares bought back or if buy-back is an equal access scheme, in relation to which acceptances have been received	*383,000*	*31,980 **
4	Total consideration paid or payable for the shares	*$116,104.20*	*$9,977.76*

* Shares purchased via ADR's on NASDAQ

+ See chapter 19 for defined terms.

	Before previous day	Previous day
5 If buy-back is an on-market buy-back	highest price paid: date: **$0.32.6** lowest price paid: date: **$0.300**	highest price paid: **$0.313** lowest price paid: **$0.310** highest price allowed under rule 7.33: **$0.315**

Participation by directors

6 Deleted 30/9/2001.	

How many shares may still be bought back?

7 If the company has disclosed an intention to buy back a maximum number of shares - the remaining number of shares to be bought back	**3,978,532**

Compliance statement

1. The company is in compliance with all Corporations Act requirements relevant to this buy-back.

2. There is no information that the listing rules require to be disclosed that has not already been disclosed, or is not contained in, or attached to, this form.

Sign here: .... Date: **13/09/06**
(~~Director~~/Company secretary)

Print name: **SIMON ADAMS**